INVEST IN **LUMI**

Big Screen Magic. Anywhere You Go.





Lumi
Smart Projectors

grablumi.com San Francisco, CA

Technology | Notable Angel | B2C | Entertainment | VC-Backed

Highlights

VC-Backed
Raised $250K or more from a venture firm

Repeat Founder
Started a prior company with $2M+ in funding or revenue

1. $1.4m Gross Revenue in less than 2 years
2. CEO scaled GoPro from $64M to $2B+ as CMO; Red Bull founding team
3. US based projector brand with native Google TV integration
4. $465K in Fortune 500 contracts: SEC, Phillies, Valero PGA Tour
5. 639+ Barnes and Noble College Bookstores
6. 11M RV households; $32B addressable market
7. Team built $30B+ value at GoPro, Google, Microsoft, Red Bull, Skype

Featured Investors



Umami Capital in Follow Invested $250,000

Umami Capital is the world's largest angel syndicate powered by Forbes 30u30 listers.

James Morrissey, Managing Partner
"https://umamicap.com"

Michael Marks in Follow Invested $100,000
Notable Investor

Founding Managing Partner at Celesta Capital. Former CEO of Flextronics ($15bn+). Former Interim CEO of Tesla. Board Director at GoPro, Schlumberger, SanDisk and more.

"I believe in what Lumi is doing because they have been there and done that in the CE space, the team is incredible and Paul's track record speaks for itself. Taking his combined leadership skill set from both Red Bull and GoPro and building a brand around smart projectors is genius given the lack of US based brands doing this and his ability to execute his playbook around building a lifestyle brand with a strong community focus, along with the demand and lack of awareness in this category, made my investment a no brainer https://www.celesta.vc"

Tony Bates  Follow   Invested $50,000 ⓘ

Current CEO/Chairman of Genesys ($20bn+). Former CEO of Social Capital, Skype, President of GoPro and EVP at Microsoft. Board Director at Okta, VMware, eBay, SiriusXM and more.

"https://www.genesys.com/company/leadership/tony-bates"

Ryan Feit in   Follow   Invested $25,000 ⓘ

Executive Leadership Team at Circle ($40bn+). Co-founder & CEO of SeedInvest (acquired by Circle). Former Wellspring Capital Private Equity and Lehman Investment Banking.

"https://youtu.be/7gx6ZOrWoRI?si=P-aaGFYO2Awo-5DT"

Neil Dana in   Follow   Invested $200,000 ⓘ

Founding team at GoPro, former Head of Sales & Marketing.

"https://linkedin.com/in/neil-dana-0b25ab26"

Brent Saiontz in   Follow   Invested $25,000 ⓘ

Partner at PEP Capital. Former Managing Partner at 305 Innovative Solutions. Co-founder of SirenMD. Former Private Equity at H.I.G. Capital.

"https://www.linkedin.com/in/brent-saiontz-4112179"

Colin Evans
Syndicate Lead   Follow   Invested $5,000 ⓘ

"I am a 3x founder and active investor who has historically built category defining consumer marketplaces we;; known consumer brands. I have known Kody for years, and backed him at his last startup. I love being the first person to tell the world about a brand, and then watching that brand become a household name. I've had the privelege of experiencing this with StubHub, Bonobos, Modcloth and Gametime United, and am excited about the road ahead for Lumi."

Team

 **Paul Crandell**   CEO President & Co-Founder

Former GoPro CMO who scaled to $8B+ IPO and founding team at Red Bull North America. Accomplished Global Brand Marketer & Experienced Executive who received Ad Week's Grand Brand Genius Award and Marketers That Matter Tech Award.

in

 **Kody Amburgey**   Co-Founder & Advisor

Former Investment Banker & VC Investor turned venture-backed founder who raised $15M+ in VC & led a 30+ person team by age 25.

in

 **Leanne Johnson**   Chief Marketing Officer

Former Head of US Devices Marketing at Google. Former Senior Marketing Director at GoPro, Microsoft and Skype.

in

 **Max May**   Sales Advisor

Former Head of Global Specialty Retail & Sales at GoPro. Former International Sales at ECOXGEAR, XSCommerce and Osiris Shoes.

in

 **Eric Weinrib**   VP Field Sales & Marketing

Former Director of Field Marketing at Red Bull. Former sales leader at luxury brands including Mercedes Benz, BMW and Moët Hennessy.



Nikhil Bharadwaj Technical Advisor

Co-founder & CEO of Xeal ($200M+ EV tech company), Forbes 30 Under 30. Former Electrical Innovation Lead at Schneider Electric. Inventor of multiple patented token-ledger and mesh networking technologies.



Andres Pirela Lead Full-Stack Engineer

Former Senior Software Architect at Supabase and NoRamp. Self-taught coder and VC-backed CEO at age 18 (inventor of "Verifiable Computing").



Dinko Marinac Lead Android TV Engineer

Former Senior Android Engineer at multiple VC-backed and European tech companies. M.S. in Electrical Engineering from FER.



Bonaventure Duprat Lead Designer

Former Creative Director at Firefly, NoRamp and Talodon. Expert in 3D modeling, industrial design, UI/UX, and premium branding.



Paul Osborne Software Product Advisor

Former Senior Director & GM of Products at Google. Former Senior Product Manager at GoPro, HP and Palm.



Scott Bowie Mech. Engineering & Manufacturing Advisor

President at ZaoTech, 20+ years in product, manufacturing & global supply chain. Stanford M.S. in electro-mechanical engineering & manufacturing.



David Northway Hardware Product & Design Advisor

Former VP Product at Casper, VP Ops at GoPro, and Product Manager at Apple. Stanford M.S. in Product Design.



Betsy Crandell Head of Customer Support & Admin



Matheus Araujo Veloso Customer Support Specialist

Lumi - Transforming Spaces Into Experiences

The Story Behind Every Great Memory Started With a Single Projection

From the team that built GoPro into an $8B empire comes the next revolution in how we experience entertainment.

The Vision That Started It All





Paul Crandell was setting up camp in his adventure van when it hit him. He'd spent years helping people capture life's best moments at GoPro. But something was missing. We capture everything on tiny screens, yet our best memories happen on the big ones.. outdoor movie nights in the backyard or at camp, backyard game days, Monday night football against the garage door, the rooftop patio, those magical moments when a wall becomes a window to another world.

That's when Paul met Kody Amburgey, a serial entrepreneur who'd already taken multiple companies from zero to millions.

Together, they saw what everyone else missed: **Projectors aren't just about watching. They're about transforming any space into an experience.**

Already Happening

Lumi

Our mission is to transform any space into a world of possibilities

and it's already happening...

We're Not Building a Product. We're Building a Movement.

In just 12 months, over 6,000 families have transformed their homes, vans, and backyards into personal theaters. Parents are turning bedtime into adventures with ceiling projections. Teachers are making walls come alive with lessons. RV travelers are creating drive-in theaters wherever they park.

The numbers tell the story:

1. **$1.4M+** in revenue in our first year 20 months

2. **6,000 units sold** before we even had Google TV

3. **1,000 Lumi Max Units** sold first 3 months since launch in Sept 25'

But here's what the numbers don't show..

The dad who told us his kids now beg for "movie night under the stars."

The college student whose dorm room became the social hub of the floor.

The van-lifer who said Lumi "made my 60 square feet feel like 600."



From home-school tutorials, living room cartoons and interactive workouts to backyard soccer practice, pool-side vibes, and kitchen recipe projections...

...wall-side karaoke, campground movie nights, and ceiling storybook projections to bedroom ambiance, van-life setups, and cozy WFH stations....

Lumi is transforming surfaces into screens—and moments into experiences.

Watch our Lumi Max Launch Video




Watch on YouTube

Traction & Partnerships


Over $1,000,000 in sales year 1
$600k B2C
Online sales & IRL Events
$500k B2B
Corporate gifting & Retail

When the SEC, Valero, and the Philadelphia Phillies All Want the Same Thing, You Know You're Onto Something


Coming soon
University Book Store Partner to cover 70% of University Bookstore Market Launching in November, stay tuned
Retail Partnership
2025
Phillies
250 Branded Units | Trade Partnership
2025
campers inn RV
Distribution Retailer
2025
SEC
400 Branded Units
2025
Valero
2200 Branded Units
2025
BANKSTON MOTOR HOMES, INC.
Distribution Retailer

Major enterprises don't bet on maybes.

They invested in Lumi because they believe, like we do, that big-screen magic belongs everywhere — not confined to one room."

Our SEC partnership alone validated our vision with a $330K order and this testimonial:

"These were a huge hit! I have since gotten many photos of people using them at home on the garage or in a playroom!!"


Flagship sports & enterprise deals
Lumi Max
250 units
$60k + $50k free activation
Lumi 1
400 units
$75k
Valero
Lumi 1
2200 units
$330k

The RV Revolution


We're attacking (and owning) the RV travel & adventure van market



We Found Our Beachhead: 11 Million American Adventurers

The RV and van life community isn't just our market – they're our co-creators.

These are people who chose experiences over possessions, adventure over comfort. They immediately understood what Lumi represents: freedom from the wall-mounted TV, entertainment that goes where you go.

1. **11 million** US households own an RV (62% increase in 20 years)
2. **9 million** more plan to buy one in the next 5 years (not guaranteed)
3. **$25 billion** spent annually on RV accessories
4. **486,000** Americans now live full time in an RV due to the cost of living rise and the crisis the US is facing.

We're not competing for this market. We're becoming essential to it. Our 20-person specialized rep team with Shepherd Sales Group and DRG (two very reputable and established dealer rep groups) who sold us into over 90 RV dealerships nationwide. By Fall of 2026, we project Lumi will be as commonly talked about in RVs as GPS and WiFi systems. The RV dealers are loving the Lumi Max product and dealers are asking for us.

In the Van market, we have established relationships with many OEM's, including start ups like Aeon RV, along with the bigger players such as Field Vans and Story Teller. We continue to penetrate this aspirational market by attending events with our display and work with influencers among other things.



Our proof-of-concept product
Lumi 1
MSRP: $249
DTC gross margin: 55%
Units sold: 6,000
Limitations:
Unlicensed OS (off-the-shelf wrapper software, not true TV)
Commoditized Chinese competitors in feature set and price range



Then we partnered with Google

From Proof of Concept to Google Partnership in 12 Months

Lumi 1 proved the market existed. 6,000 units sold despite limitations (no licensed OS, manual controls). It validated our thesis: People want big screen entertainment that goes anywhere.

Lumi Max changes everything. With it's easy to set up and use OS to low rates of customer support calls, we are fortunate to have the Google TV license as our customers continually tell us how much they love it.

This is legitimate, licensed, premium technology.

The Google partnership didn't happen by accident. Paul's network from GoPro opened doors, but Google signed because they saw our vision: Lumi isn't just another projector. It's the missing link between smart homes and mobile entertainment based right here in the US.

Key Differentiators:

1. 400 ANSI lumens (2x brighter than Lumi 1)
2. Automatic keystone & focus (set it down, start watching)
3. 10W Dolby Audio (theater sound, anywhere)
4. 55% margins maintained (DTC) even with premium components


Partnership with the #1 MLB team in viewership
Signage behind home plate & on Jumbotron
6 games – average 400K viewers per game
Onsite activation at ballpark
Jumbotron lucky row giveaway
App push notification to 50K fans
Premium suite + field-level pop-up booth
Onsite activation at VIP golf event
Lumi Max


Founders in the field at Phillies ballpark and golf event
Lumi
GrabLumi.com


Independence
Lumi
grablumi.com
›2,000,000 upcoming impressions


Barnes & Noble
COLLEGE
Exclusive distribution to 70% of US college bookstores
Launched Q4 2025 online
In-store Launch Spring 2026 with controlled roll out

Market Positioning


There's a sea of cheap Chinese competitors

Our Edge Isn't Price, It's Purpose

The projector market is crowded with $50 knockoffs, but we chose a different

The projector market is crowded with $50 knockoffs, but we chose a different path: creating premium products designed to enhance experiences — from immersive movie nights with healthy, posture-friendly setups, to enriching homeschool learning, to ambient backgrounds that support well-being and connection. Lumi is built for people who value experiences over expenses.

While others race to the bottom on Amazon and TikTok Shop, we're building a lifestyle brand. We're following the playbook that built GoPro and Red Bull: Start with the most passionate users, deliver exceptional quality, and let the community spread the word.

Our Moat:

1. First pure-play projector company in the US
2. Licensed Google TV integration
3. Distribution through 70% of US college bookstores - Currently the only smart projector sold on their marketplace
4. Partnerships with major sports teams and enterprises
5. RV and Van Life Market, our dealer rep network and OEM partnerships
6. A team that's literally done this before at billion-dollar scale



But we play over here
Commoditized, unbranded, unlicensed, low-quality ~$50
Premium features, licensed software, durable hardware $500+
XGIMI
SAMSUNG
Lumi Max
NEBULA
JMGO

And we're the first pure play projector company in the US
Commoditized, unbranded, unlicensed, low-quality ~$50
Premium features, licensed software, durable hardware $500+
XGIMI
SAMSUNG
Lumi Max
NEBULA
JMGO

The Bigger Vision



The smart TV market is large
17% of new TV sales in China are smart projectors, vs. only 2% in the US today
52% of current users say Lumi either already is, or may be a home TV replacement
The US smart projector category is projected to grow at a 24% CAGR
$370bn
Ex-US TAM 2030
$200bn
US TAM 2030
$570,000,000,000
Global TAM

Today: Portable Projectors. Tomorrow: The Entire Wall.

The smart TV market is worth $570 billion globally. In China, 17% of new "TV" sales are actually projectors. In the US? Just 2%.

We're about to change that.

Lumi Max is just the beginning. We're working towards building in other SKU's which fit squarely into our channels (think Good, Better, Best) in the portable projector category and eventually best in class projectors for in home.

Lumi Verse – Is a concept for our synchronized mesh projection system that will transform entire rooms into immersive experiences. Imagine multiple Lumis working together, tracking your eyes, creating seamless displays across every

working together, tracking your eyes, creating seamless displays across every surface.



The Roadmap

1. **2026:** Lumi IQ (AI assistant) & Lumi Vibes (ambient projections) launch recurring revenue

2. **2026:** Accessory to make Lumi truly wireless

3. **2027/28:** Lumi Verse transforms home entertainment forever

But we're building something bigger..





AI-Powered Immersive
Ambient Projection System

Software product roadmap
August 2025
Q3-4 2025
2026+
Lumi IQ
Connected GTV & mobile app with personalized AI assistant & voice-controlled remote
Lumi Vibes
Custom animated AI wallpapers curated for situational vibe-setting
Lumi Verse
Software monetization + recurring revenue begins
Lumi IQ interaction credits
Premium Vibes/wallpaper packages
Lumi
OK
Set the vibes with Lumi Vibes

Hardware product roadmap
2024-Current
August 2025
Q4 2025
1H 2026
2027+
Lumi 1
Lumi Max
New Size
New Accessory
Lumiverse
Good
$
Best
$$$
Better
$$

Conservative Projections. Aggressive Execution.

Our projections assume modest growth, but our track record suggests we'll exceed them with enough cash raised:

1. Hardware revenue scaling to $4M by EOY 2026
2. Software revenue beginning Q2 2026 (subscriptions, AI credits, premium content)
3. B2B comprising 40% of revenue (higher margins, larger orders)
4. International expansion starting 2027 (following GoPro's proven playbook)

Remember: The founders have done this before. Paul scaled GoPro from $64M to $8B+ mkt cap during his tenure, and Red Bull from ~$15M to $2B. Kody has taken multiple companies from $0 to $1M ARR. At Google, Leanne helped scale Pixel from an iOS challenger into a serious contender against Apple and Samsung, driving growth that established Pixel as a leading smartphone brand and earning multiple 'Smartphone of the Year' awards at Mobile World Congress

Projections are not guaranteed.



Meet the team

The Unfair Advantage: We've Already Built Unicorns

This isn't our first rodeo.

1. **Paul Crandell (CEO):** GoPro CMO through $8B IPO, Red Bull founding team (employee #15 in North America)
2. **Kody Amburgey (President):** Serial entrepreneur, former investment banker & VC, multiple 0-to-1 builds
3. **Leanne Johnson (CMO):** Former Google Head of US Devices Marketing and former Sr Director of Marketing at GoPro.
4. **Max May (Head of Sales, Advisor):** Former GoPro Head of Global Specialty Retail
5. **Eric Weinrib** (Head of Field Marketing and Sales): Former Red Bull Director of Field Marketing and BMW Field Events
6. **Advisory Board:** Michael Marks (Tesla, Flextronics), Tony Bates (Genesys

6. **Advisory Board:** Michael Marks (Tesla, Flextronics), Tony Bates (Genesys, Skype, GoPro), **Colin Evans** (StubHub, OpenAI)

This team has collectively:

1. Built over $30B **in enterprise value**
2. Launched **products** in 100+ countries
3. Raised hundreds of **millions** in venture capital
4. Created **multiple** category-defining brands
5. **Won many industry awards but most importantly the hearts and minds of** consumers.







Paul Candrell
• Co-founder, CEO
Redbull
Director, Sports Marketing
GoPro
CMO ($8B IPO)
Xeal
CMO
Lumi
Kody Amburgey
• Co-founder, President
Bank of America
Investment Banking
SeedInvest
Venture Capital
Xeal
Head of Gowth
Lumi
Leanne Johnson
• CMO
Microsoft
Head of Social, Consumer Apps & Services
GoPro
Sr Director, Marketing
Google
Head of US Devices & Services Marketing
Lumi

Lumi
Paul Crandell
Co-founder & CEO
Former GoPro CMO who scaled to $8bn IPO
Founding team of Red Bull US. Expert brand builder who has built multiple unicorn lifestyle brands
20+ years experienced tech exec
Explores the wild in his adventure van
Kody Amburgey
Co-founder & President
Former Investment Banker and VC investor
Venture-backed CEO who raised >$15M and went 0-$1M ARR multiple times
Self-taught growth hacker and digital wiz
Lives part-time in his Thor ACE RV

Leanne Johnson, CMO
Former Head of US Devices Marketing at Google
Former Senior Product Marketing at GoPro, Microsoft and Skype
Google
Microsoft
GoPro
skype
Max May, Head of Sales
Former Head of Global Specialty Retail & Sales at GoPro
Former International Sales at ECOXGEAR, XSCommerce and Osiris Shoes
GoPro
ECOXGEAR
OSIRIS
Eric Weinrib, VP Field Sales & Marketing
Former Director of Field Marketing at Red Bull
Former sales leader at luxury brands including Mercedes-Benz, BMW and Moët Hennessy
Red Bull
Mercedes-Benz
MoëtHennessy
Sales & Marketing

Nikhil Bharadwaj, Technical Advisor
Co-founder & CEO of Xeal ($200M+ EV tech company), Forbes 30 Under 30
Inventor of patented token-ledger and mesh networking technologies
xeal
Schneider Electric
Andres Pirela, Lead Full-Stack Engineer
Former Senior Software Architect at Supabase and NoRamp
Self-taught coder and VC-backed CEO at age 18 (inventor of "Verifiable Computing")
supabase
Dinko Marinac, Lead Android TV Engineer
Former Senior Android Engineer at multiple VC-backed and European tech companies
M.S. in Electrical Engineering from FER
BLINDSIDE
ingemark
Product & Engineering

Paul Osborne — Software Product & UI/UX
Former Senior Director and GM of Products at Google





Former Senior Product Manager at GoPro, HP, and Palm
Google
hp
GoPro
palm
Scott Bowie — Mech. Engineering & Manufacturing
President at ZaoTech, 20+ years in product, manufacturing & global supply chain
Stanford MS in electro-mechanical engineering & manufacturing
ZAO TECH
Stanford | ENGINEERING
Mechanical Engineering
David Northway — Hardware Product & Design
Former VP Product at Casper, VP Ops at GoPro, and Product Manager at Apple
Stanford MS in Product Design
Apple
Casper
GoPro
Stanford University
Product & Engineering
Part-Time Expert Advisors

Michael Marks
Former CEO of Flextronics ($15bn+)
Former Interim CEO of Tesla
Board Director at GoPro, Schlumberger, SanDisk, and more
Tony Bates
Current CEO/Chairman of Genesys ($20bn+)
Former CEO of Social Capital, Skype, President of GoPro, and EVP at Microsoft
Board Director at Okta, VMware, eBay, SiriusXM, and more
Ryan Feit
Executive Leadership Team at Circle ($40bn+)
Co-founder & CEO of SeedInvest (acquired by Circle)
Former Wellspring Capital Private Equity and Lehman Investment Banking
Investors & Advisors





Colin Evans
Co-founder of StubHub ($15bn+)
Current Head of Venture Partnerships at OpenAI
Board Director at Gametime and former Head of YC AWS Startups
Troy Michels
Advisor, CEO & Fortune 50 Brand Marketer
Built and led the Target Corporation's Lifestyle Marketing Division and served as Corporate Spokesperson
Other Brand Experience: K2, Universal, Aspen/Snowmass
Founder of Konduit, LLC
Neil Dana
Founding Team at GoPro, former Head of Sales & Marketing
Investors & Advisors



Big Screen Magic,
Anywhere you go.
Lumi

Be Part of the Fastest-Growing Category in Home Entertainment

We're raising capital to accelerate what's already working:

1. **40% - Inventory:** Scale production to meet demand
2. **30% - Marketing:** National RV shows, college campuses, digital acquisition
3. **20% - R&D:** Accelerate Lumi Verse development and patent filings
4. 10% **- Operations:** Strengthen supply chain and fulfillment

Why Now?

1. Product-market fit proven (7,000+ units with minimal marketing)
2. Google TV partnership secured (massive competitive advantage)
3. Distribution locked in (Barnes and Noble College, RV dealers nationwide)
4. Recurring revenue launching Q2 2026 (not guaranteed)
5. Going in store Barnes and Noble College based on great performance in their online market place
6. Team that's literally done this before

Your Investment Gets You:

1. Equity in the first US pure-play smart projector company with a Google TV license

2. Access to a proven team with unicorn exits

3. Early entry before institutional rounds

4. Potential acquisition target for Chinese ODM's, Samsung, Sony, Google, or Amazon (not guaranteed)

The Future Is Projection

The Screen Revolution Already Happened.

Now Comes the Surface Revolution.

Twenty years ago, screens escaped the living room into our pockets, our wrists, our cars. But they're still screens. Still rectangles. Still barriers between you and your space.

Lumi represents the next leap: **When every surface becomes a canvas.**

Your tent fabric becomes a cinema. Your garage door becomes a stadium jumbotron. Your kitchen counter becomes a cookbook. The side of your RV becomes the biggest TV at the campground. This isn't about having another screen. It's about transforming the spaces you already love into experiences you'll never forget.

The shift is already massive overseas. Smart projectors claim 17% of the display market in China, versus 2% in the US. That's not a gap. It's a gateway. And we're positioned perfectly to walk through it.

We've built the team (GoPro's growth architects). We've secured the technology (Google TV integration). We've proven the demand ($1.4M+ in sales with minimal marketing). We've locked in distribution (Barnes and Noble College Bookstore Partner, national RV dealers - 90 +doors and growing daily).

Now we're opening the door to investors who see what we see: Entertainment is about to break free from frames, and we're holding the keys.

Let's project the future together.